Delisting Determination, The Nasdaq Stock Market, LLC, May 23, 2025, Technology & Telecommunication Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Technology & Telecommunication Acquisition Corporation. effective at the opening of the trading session on June 16, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on January 16, 2025.
On December 9, 2024, Staff issued an Additional Staff Delist Determination Letter. On January 16, 2025, the Panel reached a decision and decided to suspend the Company from the Exchange. The Company securities were suspended on January 23, 2025. The Staff determination to delist the Company securities became final on January 23, 2025.